SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549


                                   SCHEDULE 13D
                                 (Amendment No. 2)

                     Under the Securities Exchange Act of 1934


                            Innovir Laboratories, Inc.
                       -----------------------------------
                                 (Name of Issuer)


                      Common Stock, par value $.013 per share
                      ---------------------------------------
                          (Title of Class of Securities)

                                   457 64Y 10 6
                           --------------------------
                                  (CUSIP Number)


                     Paramount Capital Asset Management, Inc.
                          c/o Lindsay A. Rosenwald, M.D.
                                787 Seventh Avenue
                                New York, NY 10019
                                  (212) 554-4300

                                  with a copy to:

                                 Michael S. Weiss
                     Paramount Capital Asset Management, Inc.
                                787 Seventh Avenue
                                New York, NY 10019
                                  (212) 554-4300

      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                December 28, 1998
                      ------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                                        [ ]

                                  Schedule 13D


----------------------------               ----------------------
      CUSIP No. 457 64Y 10 6               Page 2 of 13  Pages
----------------------------               ----------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO (see Item 3 below)

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS
         2(d) or 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
             NUMBER OF              7       SOLE VOTING POWER
              SHARES                        None
                                    --------------------------------------------
           BENEFICIALLY             8       SHARED VOTING POWER
             OWNED BY                       None
                                    --------------------------------------------
               EACH                 9       SOLE DISPOSITIVE POWER
             REPORTING                      None
                                    --------------------------------------------
              PERSON                10      SHARED DISPOSITIVE POWER
               WITH                         None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         None
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------

                                  Schedule 13D


----------------------------               ----------------------
      CUSIP No. 457 64Y 10 6               Page 3   of 13  Pages
----------------------------               ----------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO (see Item 3 below)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS
         2(d) or 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
             NUMBER OF              7       SOLE VOTING POWER
              SHARES                        None
                                    --------------------------------------------
           BENEFICIALLY             8       SHARED VOTING POWER
             OWNED BY                       None
                                    --------------------------------------------
               EACH                 9       SOLE DISPOSITIVE POWER
             REPORTING                      None
                                    --------------------------------------------
              PERSON                10      SHARED DISPOSITIVE POWER
               WITH                         None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         None
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------

                                  Schedule 13D


----------------------------               ----------------------
      CUSIP No. 457 64Y 10 6               Page 4    of 13  Pages
----------------------------               ----------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         The Aries Master Fund
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO (see Item 3 below)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS
         2(d) or 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
             NUMBER OF              7       SOLE VOTING POWER
              SHARES                        None
                                    --------------------------------------------
           BENEFICIALLY             8       SHARED VOTING POWER
             OWNED BY                       None
                                    --------------------------------------------
               EACH                 9       SOLE DISPOSITIVE POWER
             REPORTING                      None
                                    --------------------------------------------
              PERSON                10      SHARED DISPOSITIVE POWER
               WITH                         None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         None
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         OO (see Item 2)
--------------------------------------------------------------------------------

                                  Schedule 13D


----------------------------               ----------------------
      CUSIP No. 457 64Y 10 6               Page 5    of 13  Pages
----------------------------               ----------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO (see Item 3 below)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS
         2(d) or 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
             NUMBER OF              7       SOLE VOTING POWER
              SHARES                        None
                                    --------------------------------------------
           BENEFICIALLY             8       SHARED VOTING POWER
             OWNED BY                       None
                                    --------------------------------------------
               EACH                 9       SOLE DISPOSITIVE POWER
             REPORTING                      None
                                    --------------------------------------------
              PERSON                10      SHARED DISPOSITIVE POWER
               WITH                         None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         None
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

Item 1.        Security and Issuer.
               -------------------

        (a)    Common Stock, $.013 par value ("Innovir Common")

               Innovir Laboratories, Inc. (the "Issuer")
               510 E.73rd Street
               New York, New York 10021
               (212)249-4703

Item 2.        Identity and Background.
               -----------------------

        Names of Persons Filing:

        (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), Aries Master Fund, a Cayman Island exempted company ("Aries Fund") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

        (b) Paramount Capital's, Aries Domestic's and Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Fund is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

        (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,1 a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic,2 a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Fund,3 a Cayman Islands exempted company.

        (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Fund and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been con victed in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Fund and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent juris diction, as a result of which such person was or is subject to a judgment,

-----------------------------

               1 Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

               2 Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

               3 Please see attached Exhibit D indicating the investment manager of the Aries Fund and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.


                               Page  6 of 13  Pages
               decree or final order enjoining future violations of, or prohibiting or mandat ing activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)    Dr. Rosenwald is a citizen of the United States.

Item 3.        Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

               Since December 23, 1996, the date of the last event which required the Reporting Parties to amend this Schedule 13D, Aries Domestic sold 750,000 Shares of the Issuer to VIMRx Pharmaceuticals, Inc. for $0.01 per Share and aggregate proceeds equal to $7,500.00 and the Aries Fund sold 1,750,000 Shares of the Issuer to VIMRx Pharmaceuticals, Inc. for $0.01 per Share and aggregate proceeds equal to $17,500.00.

Item 4.        Purpose of Transaction.
               ----------------------

               The Reporting Parties sold the Shares in order to realize a capital loss on their investment in the Shares.

               Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.
               ------------------------------------

               (a)    As  of  December   28,   1998,   the   Reporting   Parties
                      beneficially owned no Shares of the Issuer

               (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Fund.

               (c) The following sales were made by Aries Domestic in the open market in the sixty days prior to this filing:

                      Date                         Amount        Price
                      ----                         ------        -----
                      12/28/98                     750,000       0.010

                      The following sales were made by Aries Fund in the open market in the sixty days prior to the date of this filing:

                      Date                         Amount        Price
                      ----                         ------        -----
                      12/28/98                     1,750,000     0.010

               Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer since the last filing.

        (d)    Not applicable.

               (e) On the December 28, 1998 the Reporting Parties ceased to beneficially own 5% of the outstanding common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
               --------------------------------------------------------

               Paramount Capital is the investment manager of the Aries Fund and the General Partner of Aries Domestic and in such capacities has the authority to make


                               Page 7 of 13  Pages
               certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Fund and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital. Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securi ties of the Issuer.

Item 7.        Material to be Filed as Exhibits:
               --------------------------------

Exhibit A -    Copy  of  an  Agreement  between  Dr.  Rosenwald,  Paramount
               Capital,  Aries Domestic and Aries Fund to file this Statement on
               Schedule 13D on behalf of each of them.


Exhibit B -    List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and direc tors.

Exhibit C -    List of executive  officers and  directors of Aries  Domestic and information called for by Items 2-6 of this statement relating to said officers and direc tors.

Exhibit D -    List of executive  officers  and  directors of Aries Fund and information called for by Items 2-6 of this statement relating to said officers and directors.



                               Page 8 of 13  Pages

                                   SIGNATURES
                                   ----------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:  January 20, 1999
        New York, NY               By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      Chairman


                                   ARIES DOMESTIC FUND
                                   By  Paramount Capital Asset Management, Inc.
                                       General Partner

Dated:  January 20, 1999
        New York, NY               By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      Chairman


                                   THE ARIES MASTER FUND
                                   By Paramount Capital Asset Management, Inc.
                                      Investment Manager

Dated:  January 20, 1999
        New York, NY               By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      Chairman


Dated:  January 20, 1999
        New York, NY               By  /s/ Lindsay A. Rosenwald, M.D.
                                       ------------------------------
                                       Lindsay A. Rosenwald, M.D.




                               Page 9 of 13  Pages

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D



         The undersigned hereby agree jointly to prepare and to file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersig ned's ownership of securities of Innovir Laboratories, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


                                   PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.,

Dated:  January 20, 1999
        New York, NY               By /s/ Lindsay A. Rosenwald. M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      Chairman


                                   ARIES DOMESTIC FUND, L.P.
                                   By Paramount Capital Asset Management, Inc.
                                       General Partner

Dated:  January 20, 1999
        New York, NY               By /s/ Lindsay A. Rosenwald   M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      Chairman


                                   THE ARIES MASTER FUND
                                   By Paramount Capital Asset Management, Inc.
                                      Investment Manager

Dated:  January 20, 1999
        New York, NY               By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      Chairman

Dated:  January 20, 1999
        New York, NY               By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.


                               Page 10 of 13  Pages

                                    EXHIBIT B

        The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:


                                                                 PRINCIPAL OCCUPATION
        NAME                                                        OR EMPLOYMENT
        ----                                                        -------------

Lindsay A. Rosenwald, M.D.                         Chairman of the Board of Paramount Capital
                                                   Asset Management, Inc., Paramount Capital
                                                   Investments, LLC and Paramount Capital, Inc.

Mark C. Rogers, M.D.                               President of Paramount Capital Asset Manage
                                                   ment, Inc., Paramount Capital Investments,
                                                   LLC and Paramount Capital, Inc.

Peter Morgan  Kash                                 Director of Paramount Capital Asset Management,
                                                   Inc.,  Senior Managing Director,  Paramount
                                                   Capital, Inc.

Dr. Yuichi Iwaki                                   Director of Paramount Capital Asset Manage
                                                   ment, Inc., Professor, University of South
                                                   ern California School of Medicine


Item 2.

        During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

        Please refer to Items 3-6 herein reporting the beneficial ownership.



                               Page 11 of 13  Pages

                                    EXHIBIT C

        The name and principal occupation or employment, which is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of the General Partner of Aries Domestic is as follows:


                                                                 PRINCIPAL OCCUPATION
        NAME                                                        OR EMPLOYMENT
        ----                                                        -------------

Paramount Capital Asset Management, Inc.                  General Partner; Investment Manager

        Exhibit B is hereby incorporated by reference.


Item 2.

        During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

        Please refer to Items 3-6 herein reporting the beneficial ownership.



                               Page 12 of 13  Pages

                                    EXHIBIT D

        The name and principal occupation or employment, which in each instance is with The Aries Master Fund ("Aries Fund") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:


                                                                 PRINCIPAL OCCUPATION
        NAME                                                        OR EMPLOYMENT
        ----                                                        -------------

Paramount Capital Asset Management, Inc.           Investment Manager

MeesPierson (Cayman) Limited                       Administrator


        Exhibit B is hereby incorporated by reference.

Item 2.

        During the five years prior to the date hereof, neither of the above persons (to the best of Aries Fund's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

        Please refer to Items 3-6 herein reporting the beneficial ownership.


                               Page 13 of 13  Pages